FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Reports Strong Results With 5.0% Revenue Growth In The 4th Quarter Of 2007 At Identical Exchange Rates

Full Year 2007 Revenues:

•	Revenues of EUR 19.0 billion

•	Strong revenue growth of +4.9% at identical exchange rates

•	Comparable store sales growth of +3.8% in the U.S., the highest in more than ten years

Fourth Quarter 2007 Revenues:

•	Revenue growth of +5.0% at identical exchange rates

•	Continued strong comparable store sales growth of +3.7% in the U.S., while Belgian comparable store sales increase by +1.3%

CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Office of Delhaize Group: “The full year and fourth quarter 2007 revenues that we announced today make me proud of the work accomplished by our associates across the group. At the beginning of 2007, we set ambitious objectives and we have delivered at the higher end of these expectations, particularly thanks to outstanding performances in the U.S. and in Greece.”

“During the fourth quarter, all of our U.S. operations continued good revenue momentum. U.S. consumer caution did not have a significant impact on our performance because of our many sales building initiatives. Greece had another outstanding quarter, a success that we will further accelerate this year thanks to the recently announced highly complementary acquisition of Plus Hellas. Delhaize Belgium’s revenue growth in the fourth quarter showed an improvement compared to the third quarter of 2007. Belgian holiday sales were strong, particularly due to customer traffic, and margin improvement measures continued.”

“We are preparing for another strong year in 2008. While the economy is far more uncertain than last year, it is also true that strong companies will be able to seize opportunities in such an environment. We are confident that Delhaize Group is well equipped in this regard. In 2008, we look forward to reaping the benefits of many recent initiatives, including the Sweetbay transformation, the Guiding Stars nutritional navigation system, the segmentation work at Food Lion, the use of ACIS at Delhaize Belgium, price investments throughout the Group and the launch in the U.S. of the new private label brand for chilled prepared meals ‘On the Go Bistro’. In addition, we will support our growth through a major step-up in our store opening plan, with a planned increase of our sales network by approximately 150 stores, including an important acceleration of our store opening program at Food Lion, and the recent acquisition of Plus Hellas.”

FULL YEAR 2007 REVENUES

In 2007, Delhaize Group achieved revenues of EUR 19.0 billion compared to EUR 19.2 billion the prior year, a decrease of 1.4% exclusively due to the weakening of the U.S. dollar by 8.4% against the euro compared to 2006. Revenues grew by 4.9% at identical exchange rates.

Organic revenue growth of Delhaize Group continued to be strong and amounted to 5.2% in 2007 (compared to 5.0% in 2006), due to:

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Repeated strong revenue momentum in the U.S., in all our operating companies leading to an impressive comparable store sales growth of 3.8% for our U.S. operations, our strongest performance in more than ten years;

•	Revenue growth of 1.7% at Delhaize Belgium in 2007, negatively impacted by the divestiture of Di but supported by a 1.6% comparable store sales growth; and

•	Continued outstanding performance of Alfa-Beta in Greece with revenue growth of 13.9% in 2007, on top of an already very strong 13.5% growth in 2006.

Delhaize Group ended 2007 with a sales network of 2,545 stores. Excluding the divestiture of 97 Delvita stores (Czech Republic) and 132 Di stores (Belgium) in 2007, this represents an increase of 69 stores compared to 2006.

FOURTH QUARTER 2007 REVENUES

In the fourth quarter of 2007, revenues of Delhaize Group amounted to EUR 4.7 billion, a decrease of 3.4% compared to 2006 exclusively due to the weakening of the U.S. dollar by 11.0% against the euro. At identical exchange rates, revenues grew by 5.0% in the fourth quarter of 2007 (compared to a growth of 4.6% in the fourth quarter of 2006), while organic revenue growth was 5.5% supported by an outstanding comparable store sales growth of 3.7% in the U.S., an improved comparable store sales growth of 1.3% in Belgium and an impressive 15.2% revenue growth in Greece.

SEGMENT REPORTING: REVENUES (unaudited)

	(in millions)	4th Q 2007	4th Q 2006	2007/2006	2007	2006	2007/2006
United States (1)	USD	4,591.8	4,369.0	5.1%	18,171.8	17,293.2	5.1%
United States	EUR	3,157.4	3,389.4	-6.8%	13,259.3	13,772.8	-3.7%
Belgium (2)	EUR	1,144.2	1,128.2	1.4%	4,359.4	4,285.2	1.7%
Greece	EUR	335.7	291.5	15.2%	1,173.1	1,030.3	13.9%
Emerging Markets (3)	EUR	45.2	38.2	18.8%	165.5	136.9	20.9%
TOTAL	EUR	4,682.5	4,847.3	-3.4%	18,957.3	19,225.2	-1.4%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 11.0% in the fourth quarter of 2007 (1 EUR = 1.4486 USD) compared to the fourth quarter of 2006. The average exchange rate of the U.S. dollar against the euro decreased by 8.4% in 2007 (1 EUR = 1.3705 USD) compared to 2006.
(2)	Excluding the negative impact of the divestiture of Di, revenues grew by 3.7% in the fourth quarter of 2007 and 2.9% in the full year.
(3)	Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). Excluding Delvita reclassified in results from discontinued operations until its sale on May 31, 2007.

•	In 2007, the U.S. operations generated revenues of USD 18.2 billion (EUR 13.3 billion), an increase of 5.1% over 2006. Comparable store sales increased by 3.8% in 2007, the highest annual U.S. comparable store sales growth in more than ten years.

In the fourth quarter of 2007, the revenue contribution of Delhaize U.S. was USD 4.6 billion (EUR 3.2 billion), an increase of 5.1% compared to 2006. Comparable store sales grew by 3.7%, continuing the strong performance of the previous quarters.

Fourth quarter revenues were supported by dynamic revenue growth at all three U.S. operating companies. At Food Lion, the market renewal program continued to bear fruit. Hannaford further demonstrated best-in-class revenue growth, supported by its competitive pricing and innovative strategy. At Sweetbay, revenue growth of most stores continued to be strong.

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In 2007, our U.S. operating companies undertook successful initiatives to leverage their sales momentum, including:

•

at Food Lion, market renewals, price optimization work and the encouraging results of our in-depth work on customer segmentation and clustering of store information, resulting in the continued roll-out of our multi-brand approach with our Bloom and Bottom Dollar concepts and specific in-store adjustments in 200 stores based on clustering research;

•	at Hannaford, the great success of our Guiding Stars program launched last year, ongoing price investments, and a dynamic store opening program;

•	at Sweetbay, the completion of the conversion on schedule of the remaining Kash n’ Karry stores to the Sweetbay concept in August 2007 and increased price investments since the summer months; and

•	Across our three U.S. operating companies, the development of our three-tier private label program, from which we expect strong results in 2008 and the following years.

Delhaize Group finished the year 2007 with 1,570 supermarkets in the U.S. During 2007, we opened or acquired 44 new stores in the U.S. The Company closed 11 stores that were relocated and 12 other stores. This resulted in a net increase of 21 stores, 9 more than in 2006.

Aditionally, in 2007, Delhaize Group remodeled 159 supermarkets in the U.S. This included 81 Food Lion renewals and conversions in the Norfolk, Virginia market, and 20 renewals in the Myrtle Beach, South Carolina market. We had an additional 31 store renewals at Food Lion and 30 conversions from Kash n’ Karry stores to Sweetbay Supermarket, resulting in a total of 106 Sweetbay stores at year-end. The year 2007 ended with 61 Bloom stores and 27 Bottom Dollar stores.

In 2008, Delhaize Group plans to step up its store opening program in the U.S., particularly at Food Lion. It is planned to open between 50 and 55 new supermarkets in the U.S., including 40 to 45 Food Lion stores under the banners Food Lion, Bottom Dollar, Bloom and Harveys (32 in 2007), seven Hannaford stores (same as in 2007) and four Sweetbay stores (five in 2007). In addition, the Group plans to close approximately nine stores to be relocated and nine other stores. This will result in a net increase of between 32 and 37 stores to a total number of between 1,602 and 1,607 stores at the end of 2008.

Approximately 150 U.S. stores will be remodeled in 2008, including 141 stores as part of Food Lion’s market and store renewal programs. Four market renewals are planned by Food Lion for the year 2008: Wilmington, North Carolina; Richmond, Virginia; Charlottesville, Virginia; and Savannah, Georgia.

•

Delhaize Belgium in 2007 posted revenues of EUR 4.4 billion, an increase of 1.7% over 2006. Comparable store sales increased by 1.6%. Total revenue growth was negatively impacted by the divestiture of the beauty and body care business Di at the end of the second quarter of 2007. Excluding the Di divestiture, revenues grew by 2.9%.

In the fourth quarter of 2007, Delhaize Belgium revenues amounted to EUR 1.1 billion, an increase of 1.4% over 2006. Excluding the negative impact of the sale of Di, revenues increased by 3.7%. Comparable store sales improved compared to the third quarter of this year and grew by 1.3%. Holiday sales were strong, particularly in customer traffic.

In 2007, the sales network of Delhaize Belgium was extended by 27 stores to 738 at year-end, including 139 company-operated supermarkets in Belgium, 34 stores in the Grand-Duchy of Luxembourg and four stores in Germany. In addition, nine supermarkets were remodeled in Belgium in 2007.

In 2008, 50 to 55 stores, including three company-operated supermarkets will be added to the sales network of Delhaize Belgium, bringing the total to between 788 and 793 stores at the end of 2008. Delhaize Belgium plans to remodel 16 stores in 2008 and convert the remaining Cash Fresh stores to Delhaize banners.

•

In 2007, the performance of Alfa-Beta in Greece was again impressive: revenues increased by 13.9%, reaching EUR 1.2 billion. During the fourth quarter of 2007, revenues amounted to EUR 335.7 million, 15.2% more than in the fourth quarter of 2006. Alfa-Beta’s performance has been consistently outstanding thanks to its excellent comparable store sales growth and the growth of its store network.

In 2007, Delhaize Group increased the number of stores operated in Greece by 11 to a total of 159 stores. In 2008, the sales network of Alfa-Beta is expected to be extended by 16 stores, excluding acquisitions. Adding the 33 Plus Hellas stores to be acquired pending approval by the Greek antitrust authorities, the sales network of Alfa-Beta will have passed the hurdle of 200 stores at year-end.

•

In 2007, the revenues of the Emerging Markets (Romania and Indonesia) amounted to EUR 165.5 million, showing an increase of 20.9% versus the prior year. During the fourth quarter, revenues increased by 18.8%.

The Emerging Markets sales network of Delhaize Group included 78 supermarkets at year-end, 10 more than in 2006. Of these, 22 stores were located in Romania and 56 in Indonesia. In 2008, Delhaize Group expects to increase its sales network in its Emerging Markets by 15 stores to a total of 93 stores.

2008 OUTLOOK ON STORE OPENINGS AND CAPITAL EXPENDITURES

In 2008, Delhaize Group plans to increase its sales network by between 146 and 156 stores, a major step up versus recent years, particularly at Food Lion accelerating its expansion plans. This will result in a total of 2,691 to 2,701 stores at year-end.

For 2008, Delhaize Group plans capital expenditures (excluding leases) of approximately EUR 775 million, including approximately USD 750 million for the U.S. operations (translated into EUR at the average exchange rate of 2007 of 1 EUR = 1.3705 USD). These figures do not include capital expenditures at to be acquired companies like Plus Hellas in Greece as was recently announced.

IDENTICAL EXCHANGE RATES AND ORGANIC REVENUE GROWTH RECONCILIATION (unaudited)

4th Q 2007	4th Q 2006	% Change	(in millions of EUR)	2007	2006	% Change
4,682.5	4,847.3	-3.4%	Revenues	18,957.3	19,225.2	-1.4%
407.2			Effect of exchange rates	1,214.6
5,089.7	4,847.3	5.0%	Revenues at identical exchange rates	20,171.9	19,225.2	4.9%
	-25.2		Divestiture Di (1)	-47.4	-95.6
5,089.7	4,822.1	5.5%	Organic revenue growth	20,124.5	19,129.6	5.2%

(1)	As Di has not been consolidated since June 30, 2007, the full year organic revenue growth excludes the contribution of Di.

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NUMBER OF STORES

	End of 2006	End of 3rd Q 2007	Change 2007	End of 2007	End of 2008 Planned
United States	1,549	1,555	+21(1)	1,570	1,602-1,607(2)
Belgium (excl. Di)	711	727	+27	738(3)	788-793
Greece	148	154	+11	159	208(4)
Romania	18	20	+4	22	28
Indonesia	50	53	+6	56	65
Subtotal	2,476	2,509	+69	2,545	2,691-2,701
Czech Republic	97	—	-97	—	—
Di (Belgium)	132	—	-132	—	—
Total	2,705	2,509	-160	2,545	2,691-2,701

(1)	Including the opening or acquisition of 44 new stores, the closing of 11 stores that were relocated and the closing of 12 other stores.
(2)	In 2008, Delhaize Group expects to open 50 to 55 new supermarkets in the U.S. The Group plans to close nine stores to be relocated and nine other stores. This will result in a net increase of 32 to 37 stores to a total number of 1,602 to 1,607 stores at the end of 2008
(3)	Including 34 stores in the Grand-Duchy of Luxembourg and four stores in Germany.
(4)	Including 33 Plus Hellas stores to be acquired pending approval by Greek antitrust authorities.

FINANCIAL CALENDAR

• Press release - 2007 fourth quarter and full year results	March 6, 2008

• Press release - 2008 first quarter results	May 7, 2008

• Ordinary general meeting of shareholders	May 22, 2008

• Press release - 2008 second quarter results	August 4, 2008

• Press release - 2008 third quarter results	November 6, 2008

DEFINITIONS

•	Capital expenditures: purchases of property, plant and equipment, and intangible assets, excluding assets under finance lease

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Revenues: sale of goods to retail and wholesale customers and point of sale services to retail customers, net of sales taxes and value added taxes, and of discounts, allowances and incentives granted to those customers

•	Organic revenue growth: revenue growth, excluding revenues from acquisitions and divestitures, at identical currency exchange rates

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. The non-GAAP measures that are used in this press release are reconciled to financial measures determined in accordance with IFRS.

IFRS INFORMATION

The information contained in this press release includes unaudited financial information that has been prepared in accordance with the recognition and measurement principles of IFRS, as adopted by the European Union.

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues. In 2006, Delhaize Group posted EUR 351.9 million (USD 441.8 million) in net profit. At the end of 2006, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and other periodic filings made by Delhaize Group, with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: January 18, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

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